SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2006

                                 RADVISION LTD.
                              (Name of Registrant)

               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964 and 333-127013.

                                 RADVision Ltd.

6-K Items


     1. Press release re RADVISION's(R) Click to Meet(R) Enhances Korea Telecom Hosted Web Conferencing Services dated November 13, 2006.

     2. Press release re RADVISION ProLab(TM) Testing Suite Independently Validated for GCF and PTCRB Certification by SGS dated November 20, 2006.

     3.   Press   release  re   RADVISION(R)   Selected  By  CESTEL  to  Deliver
          Video-Enhanced Services and Contact Centers dated November 30, 2006.

     4. Press release re RADVISION's Click to Meet(R) Video Solution Brings Troops Closer to Home for the Holidays dated November 30, 2006.

                                                                          ITEM 1

Press Release                                                  Source: RADVISION

RADVISION's(R) Click to Meet(R) Enhances Korea Telecom
Hosted Web Conferencing Services

Monday November 13, 9:09 am ET

End Users to Enjoy Added Real Time Desktop Multiparty Video & Audio
Collaboration

FAIR LAWN, N.J.--(BUSINESS WIRE)--RADVISION (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation networks, today announced that its Click to Meet enterprise collaboration software will be deployed by Bizmeka, a division of Korea Telecom, Korea's premier advanced telecommunications provider. The deployment will enable Bizmeka to offer web conferencing services with enhanced multiparty audio and video conferencing capabilities to its enterprise, government, and e-education customers.

Click to Meet is a highly scalable desktop collaboration suite with integrated multi-participant PC-based video and audio functionality. Click to Meet enables Bizmeka to offer subscribers a rich audio, visual and data collaboration experience through a variety of hosted and managed services based on monthly fees.

"We are continuously looking for new ways to enhance our hosted services, and Click to Meet provided the perfect solution," said Min Sun, Kim, Bizmeka Manager. "RADVISION's Click to Meet solution works seamlessly with the H.323 standard codec and with our existing RADVISION hardware MCUs and those from other vendors. The fact that the solution is web-based and requires no new installation is a valuable asset as well."

With the ability to offer greater ease-of-use for multiparty audio and videoconferencing with just one click on the desktop, Bizmeka has seen their subscriber base grow. In the first week the service was made available, over 50 subscribers registered.

"This enhancement is an example of our focus on key growth service segments. We anticipate expanding video capabilities for KT's messenger customers, who utilize the messenger service daily for both work and private use. In addition, we plan to integrate Click to Meet with Bizmeka hosted ERP services. Hyundai has already integrated the Click to Meet solution into their electronic document systems, enabling users to access CTM meetings directly from the corporate document system," said Jong Jin, Chae, Bizmeka's VP. "This solution is ideal for large-scale hosted services, because of its scalability, ease of use, and low cost of ownership."

"KT's selection of Click to Meet further confirms our strategy to meet growing needs for advanced unified communications," said Eitan Livne, General Manager of RADVISION APAC. "Demand for desktop collaboration is strong in the APAC region, and we are pleased a company of KT's stature recognizes the added value Click to Meet offers."

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition videoconferencing systems, innovative services on converged IP and 3G networks, and highly scalable video-enabled desktop platforms for IP and emerging next-generation networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

The names of actual companies and products mentioned herein may be the trademarks of their respective owners.

Contact:

RADVISION Tsipi Kagan, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, +1 516-320-6839
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                                                          ITEM 2

Press Release                                                  Source: RADVISION

RADVISION ProLab(TM) Testing Suite Independently Validated for GCF and PTCRB Certification by SGS

Monday November 20, 7:00 am ET

The ProLab 3G-324M Video Test Platform will speed up and simplify GCF and PTCRB certification for mobile handset vendors

FAIR LAWN, N.J.--(BUSINESS WIRE)--RADVISION(R) (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation networks, today announced that its ProLab Testing Suite has been independently validated to support test cases selected by the GCF (Global Certification Forum) and the PTCRB (PCS Type Certification Review Board) for video telephony applications. With this validation, handset manufacturers can use ProLab to certify their devices for video telephony in accordance with the IMTC 3G-324M specifications.

"Developing 3G handsets is a complex challenge, especially when it comes to video telephony," said Elie Cohen, Product Manager for the ProLab family of testing solutions for RADVISION's Technology Business Unit. "IMTC test cases contain important new features that complement the broad range of testing capabilities found in the ProLab Testing Suite. This complete solution conducts a wide range of tests, including call generation, monitoring, media quality and more."

The GCF and PTCRB are certification organizations consisting of network operators, terminal manufacturers and accredited test laboratories. The GCF and PTCRB operate independent programs to ensure global conformance of 2G and 3G wireless terminals.

RADVISION's ProLab 3G-324M Test Solution is part of RADVISION's ProLab Testing Suite, providing 3G-324M, IMS, and SIP testing in a single, easy-to-use product. The ProLab Testing Suite is designed to play a critical and vital role in the product development cycle. With hundreds of built-in plug-and-play scripts, test case media files, full 3G-324M simulation testing, and online analysis, the ProLab Testing Suite provides a complete testing platform for performing exhaustive testing prior to deployment, and comes with an array of capabilities for setting up innumerable test cases, as well as powerful tools to analyze these tests and monitor network and DUT performance.

"We believe GCF and PTCRB validation of our product will help boost 3G usage, by providing a high quality of service for the end user on certified products," added Mr. Cohen. "Video telephony is an important service for early adopters in the multimedia field. RADVISION is committed to being a leader in the industry in terms of quality and value and is completely dedicated to delivering products that meet contract specifications and customers' requirements."

"Our laboratory carried out validation of the platform in accordance with certification forum procedures to prove compliance," noted John Midwood, Engineering Manager for SGS Wireless (SWX: SGSN - News), the world's leading inspection, verification, testing and certification company. "The ProLab Testing Suite is extremely comprehensive and thorough, not only can it be used for certification, but also for development and IOT. We are pleased to offer this test solution within our Global Network of Facilities to clients."

For more information, see:
http://www.radvision.com/Products/TestingTools/ProLab/

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition videoconferencing systems, innovative services on converged IP and 3G networks, and highly scalable video-enabled desktop platforms for IP and emerging next-generation networks. For more information about RADVISION, visit www.radvision.com

About the SGS Group

The SGS Group (SWX: SGSN - News) is the global leader and innovator in inspection, verification, testing and certification services. Founded in 1878, SGS is recognized as the global benchmark in quality and integrity. With more than 46,000 employees, SGS operates a network of over 1,000 offices and laboratories around the world. SGS operates Wireless Testing Services throughout the World covering the US, Europe and Asia.

Further information visit www.sgs.com\wireless or contact +44 1763 262524

Commercial enquiries:
Mr David Trevayne-Smith david.trevayne-smith@sgs.com

Technical matters:
Mr John Midwood john.midwood@sgs.com

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

The names of actual companies and products mentioned herein may be the trademarks of their respective owners.


Contact:

RADVISION
Corporate Contact:
Tsipi Kagan, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti. +1 516-320-6839
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                                                          ITEM 3

Press Release                                             Source: RADVISION LTD.

RADVISION(R) Selected By CESTEL to Deliver Video-Enhanced
Services and Contact Centers

Thursday November 30, 7:00 am ET

Collaboration to advance the deployment of video-enabled contact centers and value-added services for mobile carriers

FAIR LAWN, N.J.--(BUSINESS WIRE)--RADVISION LTD. (Nasdaq: RVSN - News), a leading provider of voice and video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation networks, today announced that CESTEL, a major Spanish system integrator for the media and call center industry, has chosen RADVISION's Interactive Video Platform to incorporate advanced video capabilities to its contact center and IVR solutions.

RADVISION's powerful development platform offers an intuitive, smooth migration path from audio-based contact centers and IVR systems to video-enhanced solutions. The IMS-ready Interactive Video Platform enables rapid development and deployment of multiple video applications that can be run concurrently. This allows CESTEL to leverage a one-time infrastructure investment and enables delivery of carrier-class solutions that enhance the consumer experience.

With the addition of a video layer on existing premium number voice services, such as traffic updates, weather, banking and more, CESTEL clients can offer enhanced video-enabled services to consumers in conjunction with legacy voice services.

"Several leading customers are enthusiastic about the performance of the platform based on initial deployment results," said Mr. Fernando Ortiz Cestel, CEO. "Our customers not only expect to receive the same high quality when video is added, they also expect to leverage existing legacy equipment and transition smoothly to the world of video. RADVISION's flexible APIs and robust development platform allow them to do that."

"Our collaboration with CESTEL further proves that interactive video services for the mobile and contact center markets offer real revenue-generating opportunities," said Alon Barnea, General Manager of RADVISION's Mobility & Service Provider Business Unit. "CESTEL's video-enhanced IVRs deployed throughout Spain are an important milestone towards widely-deployed interactive multimedia services - further validating the transformation from visionary ideas to real business solutions using interactive video."

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition videoconferencing systems, innovative services on converged IP and 3G networks, and highly scalable video-enabled desktop platforms for IP and emerging next-generation networks. For more information about RADVISION, visit www.radvision.com.

About CESTEL

CESTEL (Centro Espanol de Servicios Telematicos S.A.), a the leading system integrator for various industries in Spain established in 1988, provides telecommunications and IT services to its customers - banks and insurance companies, utilities and public administration. Cestel's areas of expertise include Internet-related services and Computer-Telephony Integration (CTI). Cestel integrates IT systems and telecommunications in order to improve its customers' service levels and reduce operating costs.

For more information about Cestel, please visit http://www.cestel.es.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:

RADVISION
Tsipi Kagan
Chief Financial Officer
Tel: +1 201-689-6340
cfo@radvision.com
or
Media Relations:
Kristin Conforti
Dukas Public Relations
Tel: +1 516-320-6839
kristin@dukaspr.com
or
Investor Relations:
June Filingeri
Comm-Partners LLC
Tel: +1 203-972-0186
junefil@optonline.net

                                                                          ITEM 4

Press Release                                                  Source: RADVISION

RADVISION's Click to Meet(R) Video Solution Brings Troops
Closer to Home for the Holidays

Thursday November 30, 8:30 am ET

Company to Power Video Conferencing Sessions between Troops and Celebrity Athletes at U. S. Army Event on December 8th

FAIR LAWN, N.J.--(BUSINESS WIRE)--RADVISION(R) (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation networks, today announced that its Click to Meet enterprise collaboration software will be used to connect U.S. troops serving in Iraq with celebrity sports figures as part of an event organized by the U.S. Army's Morale, Welfare and Recreation (MWR) program. On December 8th the Army MWR will utilize RADVISION's videoconferencing solution to enable live, video meetings between troops and Football Hall of Fame athletes in the U.S. as part of The Champions for Champions Troop Moral Program.

The Champions for Champions Troop Moral Program coordinates connecting soldiers more than 8,000 miles away and offers the opportunity to participate in Morale, Welfare and Recreation affiliated events such as celebrity base appearances. The program includes military installations in the United States and will enable soldiers to interact with celebrity athletes, dignitaries and military personnel in the U.S. using video collaboration technology

"While video is instrumental in combat and training situations, the technology is also an unprecedented way of connecting troops to the home front in real time," said Ron Bleakney, RADVISION General Manager, Americas. "Never before have our brave men and women serving thousands of miles away been so closely connected through the power of video. We are proud to be providing our Click to Meet solution for this great MWR initiative."

RADVISION's Click to Meet is a scalable desktop collaboration solution that enables multi-participant PC-based video and audio communication including group meetings, training, and one-to-one sessions. RADVISION has established a strong relationship with the U.S. Department of Defense and has been working with the DoD to bring visual communications solutions into various aspects of battlefield and command situations. Click to Meet powers the Deployed Digital Training Campuses (DDTC) prototype that is helping field personnel deploy the DDTC in Iraq and Afghanistan for common core video tele-training. The Army MWR program is a unique opportunity to utilize the power of RADVISION's video solutions for communications outside the battlefield environment.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition videoconferencing systems, innovative services on converged IP and 3G networks, and highly scalable video-enabled desktop platforms for IP and emerging next-generation networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

The names of actual companies and products mentioned herein may be the trademarks of their respective owners.


Contact:

Corporate:
RADVISION
Tsipi Kagan
Chief Financial Officer
201-689-6340
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti
516-320-6839
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri
203-972-0186
junefil@optonline.net

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               RADVISION LTD.
                                    (Registrant)



                               By /s/Arnold Taragin
                                  -----------------
                                  Arnold Taragin
                                  Corporate Vice President and General Counsel



Date:  November 30, 2006